Hillman Capital Management Investment Trust
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802-0069
252-972-9922

October 25, 2012

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Hillman Capital Management Investment Trust (File Nos. 333-44568 and 811-10085) on behalf of The Hillman Focused Advantage Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O'Neal-Johnson, this letter is being submitted to the Securities and Exchange Commission as correspondence.  This letter is in response to comments received from Ms. O'Neal-Johnson on October 15, 2012 in connection with the review of Post-Effective Amendment No. 20 to the Trust’s registration statement filed August 30, 2012.  These comments address the Fund’s Prospectus and Statement of Additional Information.  Set forth below is a summary of the comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

1.	Comment: Provide a copy of the text used as the legend for the Fund’s summary prospectus pursuant to Rule 498(b)(1)(v) under the Securities Act of 1933.

Response:  The Fund’s summary prospectus uses the following legend: “Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund online at http://secure.ncfunds.com/TNC/fundpages/105.htm.  You can also get this information at no cost by calling 1-800-773-3863 or by sending an e-mail request to info@ncfunds.com.  The Fund’s Prospectus and Statement of Additional Information are incorporated by reference into this Summary Prospectus.”

2.
Comment:  The fee table in the summary section of the Prospectus indicates that there are no shareholder fees.  Confirm that there are no shareholder fees or other account fees that need to be listed in the fee table.

Response:  There are no shareholder fees or other account fees that need to be listed in the fee table.

3.	Comment: In the footnote to the fee table, clarify whether there are any Fund expenses that are not covered by the expense limitation arrangements.

Response:  The footnote has been revised to note the expenses that are excluded from the expense limitation arrangements.

4.	Comment: In the footnote to the fee table, clarify whether the Fund’s advisor can recoup from the Fund any payments under the operating plan.

Response:  The footnote has been revised to clarify that the Fund’s advisor cannot recoup from the Fund any payments under the operating plan.

5.	Comment: Confirm that the expense example in the summary section of the Prospectus assumes that the expense limitation arrangements will only be in place though the current term of the operating plan.

Response:  The expenses in the example only reflect the effect of the expense example for the first year.

6.	Comment: Revise the disclosure under “Principal Investment Strategies” in the Prospectus so that it is clear that option premiums generate capital gains rather than income.

Response:  The disclosure has been revised as requested.

7.
Comment:  The disclosure under “Investment Objective” in the Prospectus notes that the investment objective may be changed without shareholder approval.  Are there any notice requirements, whether a formal policy or standard practice, for such a change?

Response:  While not a formal policy, the Trust would provide 60 days’ written notice to shareholders before a change to the investment objective took effect.

8.
Comment:  The disclosure under “Disclosure of Portfolio Holdings” in the Prospectus notes that a description of the Fund’s policies with respect to the disclosure of portfolio securities is available in the Statement of Additional Information.  Is a description of these policies available on the Fund’s website?

Response:  A description of the Fund’s policies with respect to the disclosure of portfolio securities is not available on the Fund’s website.  Since availability on the website is not applicable to the Fund, the disclosure only notes that a description of the Fund’s policies is available in the Statement of Additional Information.

9.
Comment:  Expenses related to short sales should be disclosed in a subcaption to the “Other Expenses” caption with a footnote explaining the expenses.  If such expenses are expected to be de minimis, confirm in your response that such fees are expected to be de minimis and are included under “Other Expenses” in the fee table.

Response: Short sales are not a principal investment strategy of the Fund. It is anticipated that expenses related to short sales will be de minimis during the Fund’s first fiscal year.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (252) 984-3816, extension 249 or Terrence O. Davis at (404) 407-3650.  Thank you for your consideration.

Sincerely,
Hillman Capital Management Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary and Assistant Treasurer

cc:	Ms. Deborah O'Neal-Johnson
Securities & Exchange Commission
100 F Street, N.E
Washington, DC 20549

Terrence O. Davis
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, DC 20036-1600